Filed by Alesco Financial Inc.

(Commission File No. 333-159661)

Pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended.

Subject Company: Alesco Financial Inc.

Alesco Financial Inc.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104-2870

IMPORTANT REMINDER TO VOTE YOUR PROXY

December 2, 2009

Dear Alesco Stockholder:

Our records indicate your vote has not yet been received for the 2009 Annual Meeting of Stockholders of Alesco Financial Inc. (“AFN”), to be held at the Cira Centre, 2929 Arch Street, Mezzanine, Philadelphia, Pennsylvania on Tuesday, December 15, 2009, at 10:00 a.m. local time. Please take a moment right now to ensure that your shares are represented at this important meeting.

At the Annual Meeting, you will be asked to approve the issuance of shares of common stock and Series A Voting Convertible Preferred Stock, or Series A preferred stock, of AFN pursuant to the Agreement and Plan of Merger, dated as of February 20, 2009 and amended on June 1, 2009, August 20, 2009 and September 30, 2009, by and among AFN, Alesco Financial Holdings, LLC, a wholly-owned subsidiary of AFN, and Cohen Brothers, LLC. Stockholders will also be asked to approve proposals to: (1) adopt the Alesco Financial Inc. Cash Bonus Plan; (2) elect nine director nominees to the AFN board of directors and (3) adjourn the Annual Meeting, if necessary, to solicit additional votes.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY BY PHONE,

INTERNET OR BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

In order to ensure that you have an opportunity to vote, no matter how few or how many shares you may own, we are enclosing an additional proxy card that will allow you to exercise your rights as a stockholder. Voting by telephone or by Internet is the fastest and most convenient way to vote.

Glass Lewis & Co., one of the largest proxy voting advisory services, recommends that stockholders vote FOR the proposed merger. In their report, Glass Lewis states, “The merger will allow the Company to combine with its manager to create an operating company with more diverse revenue sources. Further, the merger is expected to result in substantial cost savings and synergies. In our view, the adviser’s fairness opinion suggests that the financial terms of the transaction are reasonable. Based on these factors and the support of the independent committee, we believe the proposed transaction is in the best interests of shareholders.”

The board of directors unanimously determined that the terms of the merger agreement with Cohen Brothers, LLC and the transactions contemplated thereby are advisable and in the best interests of AFN and its stockholders. Our board of directors recommends that you vote “FOR” the issuance of shares of AFN common stock and Series A preferred stock in the merger. The board also recommends that you vote “FOR” the proposals to approve the Alesco Financial Inc. Cash Bonus Plan, to elect nine directors to the AFN board of directors and to adjourn, if necessary, the Annual Meeting for any purpose, including soliciting additional proxies in favor of the proposed merger.

Please vote today by telephone or by Internet pursuant to the instructions enclosed. Remember – every share and every vote counts! Alternatively, you may sign, date and mail your proxy card in the envelope provided. If you have any questions, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Thank you in advance for voting promptly.

Sincerely,

/s/ JAMES J. MCENTEE, III
James J. McEntee, III
President and Chief Executive Officer
Alesco Financial Inc.